

Logan Office:

1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 ● (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:

560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

www.jones-simkins.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Harold W. Dance, Inc. DBA Harold Dance Investments

We have audited the accompanying statements of financial condition of Harold W. Dance, Inc. DBA Harold Dance Investments (the Company) as of December 31, 2016 and 2015, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Harold W. Dance, Inc. DBA Harold Dance Investments as of December 31, 2016 and 2015 in accordance with accounting principles generally accepted in the United States of America.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2017

Member of the American Institute of Certified Public Accountants